

16021798

ION

Washington, D.C. 20549

SEC Mail Processing Section

AUG 29 2016

Washington DC

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 69438

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/15 (MM/DD/YY) AND ENDING 06/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mason Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 59th Street
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Derek Satzinger 212-771-1283
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

100 Park Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Derek Satzinger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mason Capital Group, LLC, as of June 30, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MEREDITH ANN SIMMONS
NOTARY PUBLIC
STATE OF NEW YORK
New York County
02SI6307220
COMMISSION EXPIRES
JUNE 30, 20

Notary Public

Signature

Chief Executive Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Report of Independent Registered Public Accounting Firm

The Member
Mason Capital Group, LLC
New York, New York

We have audited the accompanying statement of financial condition of Mason Capital Group, LLC as of June 30, 2016. This financial statement is the responsibility of Mason Capital Group, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Mason Capital Group, LLC at June 30, 2016, in conformity with accounting principles generally accepted in the United States of America.

BDO USA, LLP

August 26, 2016

Mason Capital Group, LLC

Statement of Financial Condition

June 30, 2016		
Assets		
Cash	$	**145,688**
Prepaid expenses		904
Total Assets	$	**146,592**
Liabilities		
Due to Member		**9,588**
Total Liabilities		**9,588**
Member's Equity		**137,004**
Total Member's Equity	$	**137,004**

See accompanying notes to financial statements.

1. Business

Mason Capital Group, LLC (the "Company") is a limited liability company formed under the laws of the State of Delaware. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Mason Capital Holdings L.P. ("Member") is the sole member of the Company. The Company was formed for the sole purpose of facilitating the marketing of related party investment vehicles managed by Mason Capital Management, LLC ("MCM"), a related party, wholly owned by the Member.

2. Significant Accounting Policies

Basis of Presentation

The financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash

Cash held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of gains (losses), income and expenses during the reporting period. Actual results could differ from those estimates and those differences could be material.

Revenue Recognition

The Company records revenue based on a cost plus arrangement with its Member, whereby the Company receives a fee equal to 115 % of its expenses. The revenue is recorded monthly based on the expenses incurred for that month.

Income Taxes

No provision for Federal, state and local income taxes has been made in the accompanying financial statements, as individual partners are responsible for their proportionate share of the Company's taxable income.

The Company as a single member LLC is a disregarded entity for income tax purposes and files a consolidated return with the Member.

The Company recognizes a tax benefit from an uncertain tax position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and precedents. If this threshold is met, the Company measures the tax benefit as the largest amount of benefit that is more likely than not being realized upon ultimate settlement. The Company is subject to potential examination by taxing authorities in various jurisdictions. The open tax years under potential examination vary by jurisdiction. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Income. As of June 30, 2016, there was no impact to the financial statements related to accounting for uncertain income tax positions.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2014-09, Revenue from Contracts with Customers (Topic 606). The amendment supersedes and

replaces nearly all existing revenue recognition guidance, including most industry-specific revenue recognition guidance throughout the Industry Topics of the Accounting Standards Codification. Under the amended guidance, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for annual and interim periods beginning after December 15, 2018. In August 2015, FASB issues ASU No. 2015-14 Revenue from Contracts with Customers (Topic 606), Deferral of the Effective Date. The amendment defers the effective date of ASU No. 2014-09 by one year. The Company is currently evaluating the impact this guidance will have on the financial statements.

3. Related Party Transactions

All revenue and expense transactions are a result of activity with the Member.

As described in Note 1, the Company was formed for the sole purpose of supporting the fundraising activities related to private investment funds controlled by MCM.

The Company and the Member are parties to an expense sharing agreement, whereby the parties have determined how revenue will be earned by the Company, as well as the terms of costs and expenses allocated to the Company to reimburse the Member for providing support to the Company. The agreement calls for the Member to provide the use of personnel, office space, and equipment; as well as be responsible for any and all administrative expenses to support the operations of the Company. In return the parties have agreed that the Member be reimbursed in accordance with the terms set forth in the expense sharing agreement.

The costs and expenses allocated are monitored by the parties and from time to time amended as deemed appropriate by the parties.

4. Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2016, the Company had net capital of $136,100, which was $131,100 in excess of its required capital of $5,000.

5. Exemption from Rule 15c3-3

The Company is exempt from Rule 15c3-3 based upon paragraph (k)(2)(i) as it does not maintain customers' accounts.

6. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through August 26, 2016, the date the financial statements were available to be issued. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.

Mason Capital Group, LLC

Statement of Financial Condition
Year Ended June 30, 2016

Mason Capital Group, LLC

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